Exhibit 99.3

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital €6 035 891 002.50

Registered in Nanterre

RCS 542 051 180

total.com

Turkey: Total Sells Its Retail Network Assets to Demirören for

€325 Million

Paris, September 1, 2015 – Total has signed an agreement to sell its service station network and commercial sales, supply and logistics assets located in Turkey to Demirören for €325 million (around $356 million). The transaction is subject to the customary approvals.

“The transaction is yet another illustration of the Group’s strategy of actively managing our asset portfolio,” commented Philippe Boisseau, Member of Total’s Executive Committee and President of Marketing & Services. “After operating in Turkey for several years, we conducted an in-depth review of our position and the competitive environment. We concluded that it would be difficult to attain a large enough retail market share to achieve the level of profitability expected for our operations worldwide.”

Total will, however, maintain a petroleum product marketing presence in Turkey through its lubricant activities, including a blending plant in Menemen and odorless LPG operations. The two businesses will be transferred to a separate company prior to completion of the sale.

As the sale was being finalized, Total paid particular attention to Demirören’s ability and commitment to support the growth of the divested assets and to respect the Group’s human resources policies.

Until the transaction closes within the next few months, Total Oil Türkiye will continue to operate its activities in liaison with the buyer and in strict compliance with applicable regulations, especially antitrust regulations.

About Demirören

Demirören is one of Turkey’s largest conglomerates, expanding rapidly over the last 60 years in a variety of fields, from manufacturing and construction to tourism, education and the media. Demirören subsidiary Milangaz is the country’s No. 1 LPG supplier. Its customer-focused approach makes it a benchmark in the bottled gas segment. It is also forging a position as a major autogas LPG player, where it is an industry pioneer marketing high-quality LPG in its service stations. It is the top supplier to leaders in the segment. Family-owned Demirören provides high-value-added services to customers across a wide range of activities. Its social responsibility principles and environmental policy meet international standards. www.demiroren.com.tr/en

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel.: + 33 (0) 1 47 44 46 99

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital €6 035 891 002.50

Registered in Nanterre

RCS 542 051 180

total.com

About Total Oil Türkiye

Total Oil Türkiye, a wholly owned subsidiary of Total, is the fifth-largest oil distributor in Turkey. With 358 employees, it sells fuel products and LPG through a network of 440 service stations across the country, for a retail market share of 5.5% as at December 31, 2014, and provides fuel to resellers. It also operates in specialty products, mainly lubricants, with a market share of 11.4%, and a specific odorless gas business. These operations will be retained and transferred to a separate company prior to completion of the sale.

Total Oil Türkiye imports products, buys products from local refiner Tüpras, and has logistics operations through well-positioned fuel and LPG depots. It also runs a lubricant blending plant in Menemen. Total Oil Türkiye has three subsidiaries: two 50% interests in joint ventures operating logistics assets and one wholly owned company directly operating several stations in its network. www.total.com.tr

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.